                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

[AmeriSource Corporation
Executive Offices Letterhead]

Memo

To:    AmeriSource Optionees

From:  R. David Yost and Kurt J. Hilzinger

Date:  March 23, 2001

Re:    Outstanding AmeriSource Options


--------------------------------------------------------------------------------

These are truly exciting times for AmeriSource. Our recent announcement to combine with Bergen Brunswig to create AmeriSource-Bergen is all about growth and opportunity. Our future has never looked brighter.


Thank you for the work you have done to get us into the position so that we could move forward with this transaction.


In recognition of your past contribution, the extra workload you may be called upon to complete between now and the closing, and the work that will face us all after the closing, ALL AMERISOURCE OPTIONS OUTSTANDING GRANTED BEFORE
JANUARY 31, 2001, WILL VEST THE DAY BEFORE THE AMERISOURCE BERGEN BRUNSWIG TRANSACTION CLOSES AND BE EXERCISABLE ONE YEAR THEREAFTER!


Such an action is unprecedented in AmeriSource history, and reflects the unprecedented opportunity before us.


Hopefully, this action will help keep everyone focused on the task at hand:
Successfully executing AmeriSource's day-to-day activities while we bring this transaction to a successful close.

To receive your option acceleration, you must be an employee of AmeriSource on the day before the merger closes. If you voluntarily leave AmeriSource-Bergen before the one year anniversary of the closing, you will "lose" the vesting acceleration for options that would not have otherwise vested during that timeframe.


We have embarked on a great adventure.  Thank you for being a part of it.


RDY:kb